

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

Brandon Rooks
Chief Executive Officer
Rockstar Capital Group, LLC
10333 Windy Trail
Bentonville, AR 72712

> **Re: Rockstar Capital Group, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed June 20, 2023**
> **File No. 024-12150**

Dear Brandon Rooks:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 20, 2023

Cover Page

1. Please state and explain the purpose of your post-qualification amendment on the cover page.

Exhibits

2. To the extent that the change in Asset Management Fee constitutes a new Operating Agreement, please update the date on the Operating Agreement.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: R. Adam Stawara, Esq.